                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                        Crown Castle International Corp.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    228227104
                                 -------------
                                 (CUSIP Number)

                             Karen M. Barrett, Esq.
                     The PNC Financial Services Group, Inc.
                          249 Fifth Avenue, 21st Floor
                       Pittsburgh, Pennsylvania 15222-2707
                                 (412) 762-1408
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 14, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

CUSIP No. 228227104
-------------------------------------------------------------------------------

1.   Name of Reporting Person
     I.R.S. Identification No. of above person

     The PNC Financial Services Group, Inc. (formerly, PNC Bank Corp.)
                                                                    25-1435979
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)      [   ]
     (b)      [ x ]
-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds

     OO
-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [   ]
-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Pennsylvania
-------------------------------------------------------------------------------

     Number of                  7. Sole Voting Power
     Shares                              -0-
     Beneficially               -----------------------------------------------
     Owned by                   8. Shared Voting Power
     Each                                -0-
     Reporting                  -----------------------------------------------
     Person                     9. Sole Dispositive Power
     With                                -0-
                                -----------------------------------------------
                                10. Shared Dispositive Power
                                         -0-
-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-
-------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares

     [   ]
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row 11

     -0-
-------------------------------------------------------------------------------

14.  Type of Reporting Person

     CO
-------------------------------------------------------------------------------



                               Page 2 of 7 Pages

CUSIP No. 228227104
-------------------------------------------------------------------------------

1.   Name of Reporting Person
     I.R.S. Identification No. of above person

     PNC Holding, LLC (formerly, PNC Holding Corp.)                 51-0337069
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)      [   ]
     (b)      [ x ]
-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.    Source of Funds

      OO
-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [   ]
-------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

      Delaware
-------------------------------------------------------------------------------

     Number of                  7. Sole Voting Power
     Shares                              -0-
     Beneficially               -----------------------------------------------
     Owned by                   8. Shared Voting Power
     Each                                -0-
     Reporting                  -----------------------------------------------
     Person                     9. Sole Dispositive Power
     With                                -0-
                                -----------------------------------------------
                                10. Shared Dispositive Power
                                         -0-
-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-
-------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares

     [   ]
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row 11

     -0-
-------------------------------------------------------------------------------

14.  Type of Reporting Person

     OO
-------------------------------------------------------------------------------



                               Page 3 of 7 Pages

CUSIP No. 228227104
-------------------------------------------------------------------------------

1.   Name of Reporting Person
     I.R.S. Identification No. of above person

     PNC Venture Corp                                              51-0270803
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)      [   ]
     (b)      [ x ]
-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds

     OO
-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [   ]
-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

     Number of                  7. Sole Voting Power
     Shares                              -0-
     Beneficially               -----------------------------------------------
     Owned by                   8. Shared Voting Power
     Each                                -0-
     Reporting                  -----------------------------------------------
     Person                     9. Sole Dispositive Power
     With                                -0-
                                -----------------------------------------------
                                10. Shared Dispositive Power
                                         -0-
-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-
-------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares

     [   ]
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row 11

     -0-
-------------------------------------------------------------------------------

14.  Type of Reporting Person

     CO
-------------------------------------------------------------------------------

                               Page 4 of 7 Pages

                                  SCHEDULE 13D

                        CROWN CASTLE INTERNATIONAL CORP.

                                 AMENDMENT NO. 1

                             INTRODUCTORY STATEMENT


This Amendment No. 1 hereby amends the initial Schedule 13D filed on September 1, 1998 (the "Initial Schedule 13D"). This Amendment No. 1 relates to the Common Stock, $0.01 par value per share (the "Shares") of Crown Castle International Corp., a Delaware corporation (the "Company"). This amendment is filed by The PNC Financial Services Group, Inc. formerly, PNC Bank Corp. ("PNCFSG"), PNC Holding, LLC formerly, PNC Holding Corp. ("Holding") and PNC Venture Corp ("Venture") (collectively, "PNC").

This Amendment No. 1 amends Items 2, 5 and 6 with respect to information concerning PNC in the Initial Schedule 13D. PNC assumes no responsibility for the completeness or accuracy of the information contained in the Initial
Schedule 13D or any amendment to the Initial Schedule 13D concerning any other person.

Item 2. Identity and Background.

Item 2 is hereby amended as follows:

Holding was converted from a corporation to a limited liability company pursuant to and in accordance with The Delaware General Corporation Law. Holding is a Delaware limited liability company with its principal office located at 222 Delaware Avenue, Wilmington, DE 19801. The principal business of Holding is that of a holding company. Holding is the parent of Venture and is a wholly owned subsidiary of PNCFSG.

PNCFSG changed its name from PNC Bank Corp. by an amendment to its Articles of Incorporation pursuant to and in accordance with The Pennsylvania Business Corporation Law. PNCFSG is a Pennsylvania corporation with its principal office located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707. The principal business of PNCFSG is that of a diversified financial service company providing regional banking, wholesale banking and asset management. PNCFSG is the parent of Holding., of which Venture is a wholly owned subsidiary.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to be and read as follows:

(a)   Venture - 0 Shares of the Company (0% of class)
      Holding - 0 Shares of the Company (0% of class)
      PNCFSG - 0 Shares of the Company (0% of class)

(b) Number of Shares as to which Venture has sole power to vote or direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition: 0 Shares

Number of Shares as to which Holding has sole power to vote or direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition: 0 Shares

Number of Shares as to which PNCFSG has sole power to vote or direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition: 0 Shares


                               Page 5 of 7 Pages

(c) On December 14, 2000, Venture sold all of its remaining Shares of the Company in an open-market transaction. The transaction dates, number of shares sold and prices per share for the last 60 days prior to December 14, 2000 are set forth on Schedule 1 attached hereto and made a part hereof.

Except for the transactions described above, PNC has not engaged in any transactions in the Shares of the Company during the past 60 days. To the best of PNC's knowledge and belief, none of the directors or executive officers of Venture and PNCFSG or the members or managers of Holding have engaged in any transactions in the Shares of the Company during the past 60 days.

(d) Not applicable.

(e) This statement is being filed to report the fact that as of December 14, 2000, Venture ceased to be the beneficial owner of any Shares of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Pursuant to the terms of the Stockholders Agreement (described in Item 6 of the Initial Schedule 13D), Venture has ceased to be a party to the Stockholders Agreement as a result of the sale of all of the shares previously held by Venture. PNC does not believe that it is a part of the group because of the Stockholders Agreement, and disclaims any beneficial interest in the shares or warrants of any other party to the Stockholders Agreement.


                                    Signature

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2000


THE PNC FINANCIAL SERVICES GROUP, INC.


By: /s/ Robert L. Haunschild
    --------------------------
    Name: Robert L. Haunschild
    Title: Senior Vice President & Chief Financial Officer


PNC HOLDING, LLC


By: /s/ Robert L. Haunschild
    --------------------------
    Name: Robert L. Haunschild
    Title: President


PNC VENTURE CORP


By: /s/ David J. Blair
    --------------------------
    Name: David J. Blair
    Title: Senior Vice President


                               Page 6 of 7 Pages

                                   SCHEDULE 1
                                       TO
                                     ITEM 5
                      INTEREST IN SECURITIES OF THE ISSUER


Open Market Transactions
---------------------------------------------------------------------------
   TRANSACTION DATE        NUMBER OF SHARES SOLD       PRICE PER SHARE
---------------------------------------------------------------------------
       10-19-00                   166,600                  $27.0540
---------------------------------------------------------------------------
       10-23-00                   166,800                  $27.4076
---------------------------------------------------------------------------
       10-31-00                   130,000                  $30.1154
---------------------------------------------------------------------------
       11-01-00                    20,000                  $30.0000
---------------------------------------------------------------------------
       11-02-00                    83,400                  $30.0899
---------------------------------------------------------------------------
       11-03-00                    85,000                  $30.0699
---------------------------------------------------------------------------
       11-06-00                    15,000                  $30.0417
---------------------------------------------------------------------------
       11-08-00                    94,500                  $30.9290
---------------------------------------------------------------------------
       11-10-00                    68,388                  $31.5212
---------------------------------------------------------------------------
       11-20-00                    45,600                  $30.3098
---------------------------------------------------------------------------
       11-21-00                   166,600                  $27.4076
---------------------------------------------------------------------------
       12-08-00                    94,500                  $30.929
---------------------------------------------------------------------------
       12-08-00                    21,000                  $29.0000
---------------------------------------------------------------------------
       12-11-00                    68,200                  $31.5212
---------------------------------------------------------------------------
       12-11-00                    45,000                  $27.4167
---------------------------------------------------------------------------
       12-12-00                     5,000                  $27.0000
---------------------------------------------------------------------------
       12-13-00                    35,000                  $27.1786
---------------------------------------------------------------------------
       12-14-00                    15,000                  $27.0000
---------------------------------------------------------------------------


                               Page 7 of 7 Pages